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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos.
333-142016 and 333-142168

        April 17, 2007

CIMAREX ENERGY CO.
7.125% Senior Notes due 2017
Pricing Term Sheet

        The following information supplements the preliminary prospectus dated April 11, 2007.

Issuer:	Cimarex Energy Co.
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$350,000,000
Gross Proceeds:	$350,000,000
Net Proceeds to Issuer (before expenses):	$344,750,000
Coupon:	7.125%
Maturity:	May 1, 2017
Offering Price:	100.000%
Yield to Maturity:	7.125%
Spread to Treasury:	+244 bps
Benchmark:	UST 4.625% due 2/15/2017
Ratings:	B1/BB-
Use of Proceeds:
	Approximately $204 million of the net proceeds will be used to redeem the issuer's outstanding 9.6% senior notes due 2012. Remaining net proceeds will be used to reduce outstandings under the issuer's revolving credit facility by approximately $140 million.
Interest Pay Dates:	May 1 and November 1
Beginning:	November 1, 2007
Equity Clawback:	Up to 35% at 107.125%
Until:	May 1, 2010
Optional redemption:	Makewhole call @ T+50bps prior to May 1, 2012, then:
	On or after:	Price:
	May 1, 2012	103.563%
	May 1, 2013	102.375%
	May 1, 2014	101.188%
	May 1, 2015 and thereafter	100.000%
Change of control:	Put @ 101% of principal plus accrued interest

Trade Date:		April 17, 2007
Settlement Date:	(T+10)	May 1, 2007
CUSIP:		171798AA9
ISIN:		US171798AA94
Denominations:		2,000x1,000
Bookrunners:		JPMorgan Lehman Brothers
Co-Managers:		Deutsche Bank Securities Merrill Lynch & Co. Calyon Securities (USA) Raymond James UBS Investment Bank

Additional Comments:

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.

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CIMAREX ENERGY CO. 7.125% Senior Notes due 2017 Pricing Term Sheet